

July 17, 2025

Martha Tang
Chief Financial Officer
J-Long Group Ltd.
Flat F, 8/F, Houston Industrial Building
32-40 Wang Lung Street, Tsuen Wan
New Territories, Hong Kong

> **Re: J-Long Group Ltd.**
> **Form 20-F for Fiscal Year Ended March 31, 2024**
> **Filed July 31, 2024**
> **Amendment No. 2 to Form 20-F for Fiscal Year Ended March 31, 2024**
> **Filed May 20, 2025**
> **File No. 001-41901**

Dear Martha Tang:

We have reviewed your May 19, 2025 response to our comment letter and your amended Form 20-F for the year ended March 31, 2024 and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 6, 2025 letter.

Amendment No. 2 to Form 20-F for Fiscal Year Ended March 31, 2024
Item 3. Key Information
PRC Government Permissions and Approvals, page 7

1. We note your revised disclosure in response to prior comment 7 and reissue it in part. Please disclose each permission or approval that you are required to obtain from Chinese authorities to operate your business and confirm that you have received all requisite permissions or approvals. Please provide your revised disclosure in response to this comment and confirm that you will make conforming changes in future annual report filings.

  Please contact Rucha Pandit at 202-551-6022 or Cara Wirth at 202-551-7127 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Edwin Wong